September 15, 2006

Room 4561
via fax (512) 434-1701

Mr. Kenneth M. Jastrow, II
Chief Executive Officer
Temple-Inland, Inc.
1300 MoPac Expressway South
Austin, TX 78746

> **Re:** **Temple-Inland, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 8-K Filed February 6, 2006**
> **Form 8-K Filed April 26, 2006**
> **Form 8-K Filed July 26, 2006**
> **File No. 001-08634**

Dear Mr. Jastrow,

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief